UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

CALYPTE BIOMEDICAL CORPORATION
(Name of Issuer)

COMMON STOCK $.03 PAR VALUE
(Title of Class of Securities)

131722100
(CUSIP Number)

Walter G. Van Dorn, Jr., Esq.
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281
(212) 912-7400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Not Applicable
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Marr Technologies BV I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	[ ]
	(see instructions)			(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 (See Item 5)
		8	SHARED VOTING POWER 65,348,484
		9	SOLE DISPOSITIVE POWER 0 (See Item 5)
		10	SHARED DISPOSITIVE POWER 65,348,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,348,484 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)				[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Marr Technologies NV I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	[ ]
	(see instructions)			(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 (See Item 5)
		8	SHARED VOTING POWER 65,348,484
		9	SOLE DISPOSITIVE POWER 0 (See Item 5)
		10	SHARED DISPOSITIVE POWER 65,348,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,348,484 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)				[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: Marr Technologies Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	[ ]
	(see instructions)			(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 (See Item 5)
		8	SHARED VOTING POWER 65,348,484
		9	SOLE DISPOSITIVE POWER 0 (See Item 5)
		10	SHARED DISPOSITIVE POWER 65,348,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,348,484 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)				[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Marr Group Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	[ ]
	(see instructions)			(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 (See Item 5)
		8	SHARED VOTING POWER 65,348,484
		9	SOLE DISPOSITIVE POWER 0 (See Item 5)
		10	SHARED DISPOSITIVE POWER 65,348,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,348,484 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)				[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 131722100	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: Marat R. Safin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	[ ]
	(see instructions)			(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
AF and PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 330,000 (See Item 5)
		8	SHARED VOTING POWER 65,348,484
		9	SOLE DISPOSITIVE POWER 330,000 (See Item 5)
		10	SHARED DISPOSITIVE POWER 65,348,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,348,484 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)				[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.1% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 131722100	SCHEDULE 13D	Page 7 of 11 Pages

Statement for Schedule 13D

This Amendment No. 5 to Schedule 13D relates to common stock of Calypte Biomedical Corporation. This Amendment No. 5 amends the initial statement on Schedule 13D (“Initial Statement”) filed with the Securities and Exchange Commission on September 8, 2003 by Marr Technologies BV (“MTBV”) and Amendments No. 1, No. 2, No. 3 and No. 4 to the Initial Statement (the “Amendments”) filed with the Securities and Exchange Commission on October 1, 2003, October 8, 2003, December 12, 2003 and August 9, 2004 respectively, by MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin.

The Initial Statement and the Amendments are amended as follows:

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock, $0.03 par value (the “Common Stock”) of Calypte Biomedical Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5 Centerpointe Drive, Suite 400, Lake Oswego, Oregon 97035.

Item 2.	Identity and Background.

(a)
This statement is being jointly filed by MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin (“Joint Filers”) pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Joint Filers have entered into a Joint Filing Agreement, dated August 1, 2004, incorporated by reference in this Schedule 13D/A as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Joint Filers have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

(b)	The business address and principal office of the Joint Filers is Strawinskylaan 1431, 1077XX, Amsterdam, The Netherlands.
(c)	The principal business of each of the Joint Filers is the technology business and investment in the technology sector.
(d)
During the past five years, none of the Joint Filers nor to the best of MTBV’s knowledge, none of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Joint Filers nor to the best of MTBV’s knowledge, none of its executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

CUSIP No. 131722100	SCHEDULE 13D	Page 8 of 11 Pages

result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Marat R. Safin is a citizen of Great Britain. MTBV is a corporation organized under the laws of The Netherlands. Marr Technologies NV is a corporation organized under the laws of The Netherlands Antilles. Each of Marr Technologies Limited and Marr Group Holdings Limited is a corporation organized under the laws of Mauritius.

Pursuant to Rule 13d-4 of the Exchange Act, the Joint Filers expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Information with respect to each Joint Filer is given solely by such Joint Filer, and no Joint Filer assumes responsibility for the accuracy or completeness of the information furnished by the other Joint Filer.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 4, 2005, MTBV purchased 8% convertible promissory notes due April 3, 2007 in a principal amount of $2,800,000. The notes are convertible into common stock of the Company for a conversion price of $0.30 per share. In connection with MTBV’s purchase of convertible notes, the Company also granted MTBV a warrant to purchase 9,333,333 shares of common stock at an exercise price of $0.325 per share (“Warrant 1”) and a warrant to purchase 4,200,000 shares of common stock at an exercise price of $0.325 per share (“Warrant 2”).

On April 4, 2005, the Company granted MTBV a warrant to purchase 500,000 shares of common stock at an exercise price of $0.40 per share (“Warrant 3”) in consideration of MTBV granting the Company a credit facility in the amount of $5,500,000.

On June 30, 2005, the Company issued MTBV 1,968,750 shares of common stock and a warrant to purchase 306,250 share of common stock at an exercise price of $0.325 per share (“Warrant 4”) as a result of certain anti-dilution provisions from an equity financing that occurred in April and July of 2004.

Also on June 30, 2005, the Company issued MTBV a warrant to purchase 2,625,000 shares of common stock at an exercise price of $0.45 per share (“Warrant 5”). The Company issued MTBV Warrant 5 in exchange for an existing warrant issued MTBV on May 28, 2004 for the purchase 2,625,000 shares of common stock at an exercise price of $0.50 per share.

CUSIP No. 131722100	SCHEDULE 13D	Page 9 of 11 Pages

On July 14, 2006, the Company and MTBV agreed to amend Warrant 1, Warrant 2, Warrant 3, Warrant 4 and Warrant 5 to change the exercise price of each warrant to $0.15 for a period of one week in order to induce MTBV to exercise each of the aforementioned warrants.

On July 21, 2006, MTBV exercised Warrant 1, Warrant 2, Warrant 3, Warrant 4 and Warrant 5, pursuant to which MTBV acquired 16,964,583 shares of common stock of the Company. MTBV spent $2,544,687.45 in making such purchase. MTBV funded such purchase by deducting the purchase price from the outstanding principal amount that the Company owed MTBV under the $5.5 million credit facility MTBV granted to the Company on April 4, 2005.

On August 3, 2006, the Company issued MTBV a warrant to purchase 8,482,292 shares of common stock at an exercise price of $0.25 per share. The Company had agreed to issue this warrant to MTBV in order to induce MTBV to exercise Warrant 1, Warrant 2, Warrant 3, Warrant 4 and Warrant 5.

Item 4.	Purpose of Transaction.

MTBV purchased its shares of common stock of the Company for investment purposes. MTBV may make further purchases of shares of the Company’s common stock in the future. Except as set forth in this Item 4, as of the date hereof, MTBV and the other Joint Filers do not have any plan or proposal that relates to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;
(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 131722100	SCHEDULE 13D	Page 10 of 11 Pages

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Joint Filers reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

MTBV has shared voting and dispositive voting power with respect to 65,348,484 shares of common stock of the Company or approximately 30.0% of the 218,050,791 shares of the common stock of the Company outstanding.

On August 3, 2006, the Company issued to MTBV a warrant to purchase 8,482,292 shares of common stock of the Company at an exercise price of $0.25 per share. Such warrant was issued in consideration of MTBV exercising the five warrants mentioned above.

Except as disclosed above or already reported in the Initial Statement or the Amendments, none of the Joint Filers or their directors and executive officers have effected transactions in the class of securities reported herein in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1 - Schedule 13D Joint Filing Agreement, dated August 1, 2004, among MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin (incorporated by reference from Exhibit 1 to the Schedule 13D/A filed with the Commission on August 9, 2004).

CUSIP No. 131722100	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated: October 10, 2006

MARR TECHNOLOGIES BV

By:	/s/ Christian Strik
Christian Strik
Director

MARR TECHNOLOGIES NV

By:	/s/ George Praag
George Praag
Director of C.T.M. Corporation N.V.

MARR TECHNOLOGIES LIMITED

By:	/s/ Marat R. Safin
Marat R. Safin
Director

MARR GROUP HOLDINGS LIMITED

By:	/s/ Marat R. Safin
Marat R. Safin
Director

MARAT R. SAFIN

/s/ Marat R. Safin